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KING & WOOD LLP              125 S. Market Street, Suite 1175 San Jose, CA 95113
                     Tel: (1408)947-1960 Fax: (1408)947-7060 www.kingandwood.com



August 4, 2008

Mr. John L. Krug
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

       Re: China Pharma Holdings, Inc.
       File No.: 333-152272
       Registration Statement on Form S-1
       Filed July 11, 2008

Dear Mr. Krug,

On behalf of China Pharma Holdings, Inc., a Delaware corporation(the "Company"), we have been authorized by the Company to request acceleration of the effective date of its Form S-1/A filed on July 29, 2008, and hereby request that the effectiveness of the above-referenced registration statement be accelerated to 12:00 noon, EDST, on Wednesday, August 6, 2008, or as soon as practicable thereafter. We acknowledge the following:

     o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing of effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further requirements or questions, please do not hesitate to contact the undersigned at (1408) 947-1960 or by facsimile at (0086-10) 58785566.

Very truly yours,
                                                            KING AND WOOD, LLP

                                                            By: /s/ Charles Law
                                                                ---------------
                                                                Charles Law

cc: Zhilin Li